November 5, 2007

Via Edgar & Fax

Division of Corporate Finance

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Mr. Joe A. Foti, Senior Assistant Chief Accountant

RE:	Alaska Air Group, Inc.

Supplemental response letter dated October 15, 2007 regarding

Form 10-K for the year ended December 31, 2006

Filed February 23, 2007

File No. 1-08957

and

Alaska Airlines, Inc.

Supplemental response letter dated October 15, 2007 regarding

Form 10-K for the year ended December 31, 2006

Filed March 5, 2007

File No. 0-19978

Dear Mr. Foti:

On behalf of Alaska Air Group, Inc. and Alaska Airlines, Inc., our responses to the Commission’s letter dated October 23, 2007 are set forth below. The number of the following paragraph corresponds to the number of the paragraph in the letter.

ALASKA AIR GROUP, INC.

Form 10-K (Fiscal Year Ended December 31, 2006)

Selected Consolidated Financial and Operating Data, page 27 and

Management’s Discussion and Analysis Year in Review, page 33

1.

We have reviewed your response to prior comments 1 and 2, and note the future filing revision you propose as discussed in the first two paragraphs of your response to prior comment 1. With respect to the third paragraph of your response to prior comment 1 as pertaining to the non-GAAP measure that will exclude “fuel” and “regional flying costs,” we do not concur with your conclusion that exclusion of these recurring costs are consistent with Item 10 of Regulation S-K and Question and Answer No. 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (the “FAQ”). We believe that providing a separate discussion of the individual impact of these two recurring costs, similar to your proposal in the first two paragraphs of your response to prior comment 1, can accomplish the same purpose as the proposed narrative discussion of why you believe “unit cost performance excluding fuel and, beginning in 2007, costs incurred by Alaska Airlines associated with regional flying” is vital and useful to management and investors, without separately resulting in presenting a non-GAAP performance measure. While we cannot address specific registrants and their disclosures, we do not believe the facts and circumstances you describe in your response demonstrate that presenting a non-GAAP measure that excludes fuel and regional flying costs, would be detrimental to an investor if not provided, as such measure(s) could be readily calculated. As such, future filings should be revised accordingly.

We will revise future filings to eliminate the presentation of “Cost per Available Seat Mile (ASM) excluding Fuel.” Instead, we will separately present the per-ASM impact of fuel in our “Financial and Statistical Data” tables and in the MD&A and explain narrative fashion why such a measure might be useful to investors.

In future filings, we will revise the presentation of the Alaska Airlines Financial and Statistical Data included in the Alaska Air Group, Inc. and Alaska Airlines, Inc. Forms 10-Q and 10-K and the separate Alaska Airlines Statement of Operations included in the Alaska Airlines, Inc. Forms 10-Q and 10-K. Our revised presentation will include subtotals for “Mainline Operating Revenues” and “Mainline Operating Expenses” so that investors can recalculate Mainline Operating Revenues Per ASM and Mainline Operating Expenses per ASM.

********

In connection with our responses, we acknowledge that:

•	The Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (206) 392-5362.

Sincerely,

/s/ Brad Tilden
Brad Tilden
Chief Financial Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:

William Ayer

Keith Loveless

Brandon Pedersen

Patricia Bedient, Audit Committee Chair

Ann Nelson, KPMG

Shane Philpot, KPMG

Rob Plesnarski, O’Melveney & Myers